SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO   §240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2

(Amendment No. 2)*

GAMCO Investors, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

361438104
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑  Rule 13d-1(b)
☐  Rule 13d-1(c)
☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No.  361438104
1	Names of Reporting Persons E.S. Barr & Company
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Kentucky
Number of Shares	5	Sole Voting Power 0
Beneficially Owned by Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 444,415
9	Aggregate Amount Beneficially Owned by Each Reporting Person 444,415
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 6.67%
12	Type of Reporting Person (see Instructions) IA

CUSIP No.  361438104
1	Names of Reporting Persons Edward S. Barr
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Kentucky
Number of Shares	5	Sole Voting Power 3,450
Beneficially Owned by Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 3,450
	8	Shared Dispositive Power 444,415
9	Aggregate Amount Beneficially Owned by Each Reporting Person 447,865
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 6.72%
12	Type of Reporting Person (see Instructions) HC, IN

CUSIP No.  361438104
1	Names of Reporting Persons E.S. Barr Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Kentucky
Number of Shares	5	Sole Voting Power 0
Beneficially Owned by Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 444,415
9	Aggregate Amount Beneficially Owned by Each Reporting Person 444,415
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 6.67%
12	Type of Reporting Person (see Instructions) HC

Item 1.

	(a)	Name of Issuer:
GAMCO Investors, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:
One Corporate Center
Rye, NY 10580-1422

Item 2.

	(a)	Name of Person Filing:
E.S. Barr & Company
Edward S. Barr
E.S. Barr Holdings, LLC

	(b)	Address of Principal Business Office or, if none, Residence:
The business address for each reporting person is:

1999 Richmond Road
Suite 1B
Lexington, KY 40502

	(c)	Citizenship:
E.S. Barr & Company is a corporation organized under the laws of the Commonwealth of Kentucky

Edward S. Barr is a citizen of the United States of America

E.S. Barr Holdings, LLC is a limited liability company organized under the laws of the Commonwealth of Kentucky

	(d)	Title of Class of Securities:
Class A Common Stock

	(e)	CUSIP Number:
361438104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

E.S. Barr & Company –
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☑ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:  _____________

Edward S. Barr –

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☑ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:  _____________

E.S. Barr Holdings, LLC –

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☑ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:  _____________

Item 4.    Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

	E.S. Barr & Company 444,415

	Edward S. Barr 447,865

	E.S. Barr Holdings, LLC 444,415

(b)	Percent of class:

	E.S. Barr & Company	6.67%

	Edward S. Barr	6.72%

	E.S. Barr Holdings, LLC	6.67%

(c)	Number of shares to which the person has:

(i)	Sole power to vote or to direct the vote:
	E.S. Barr & Company	0 shares
	Edward S. Barr	3,450 shares
	E.S. Barr Holdings, LLC	0 shares

(ii)	Shared power to vote or to direct the vote:
	E.S. Barr & Company	0 shares
	Edward S. Barr	0 shares
	E.S. Barr Holdings, LLC	0 shares

(iii)	Sole power to dispose or to direct the disposition of:
	E.S. Barr & Company	0 shares
	Edward S. Barr	3,450 shares
	E.S. Barr Holdings, LLC	0 shares

(iv)	Shared power to dispose or to direct the disposition of:
	E.S. Barr & Company	444,415 shares
	Edward S. Barr	444,415 shares
	E.S. Barr Holdings, LLC	444,415 shares

444,415 shares of Issuer Class A Common Stock (or 6.67% of the outstanding shares of Issuer Class A Common Stock) are held in the aggregate in numerous accounts of clients of E.S. Barr & Company (the “Investment Adviser”), a registered investment adviser which has the power to direct the disposition of such shares (collectively, the “Client Shares”).

E.S. Barr Holdings, LLC (the “Holding Company”) owns all outstanding shares of Common Stock of the Investment Adviser.

Edward S. Barr is the President and a Director of the Investment Adviser and is a Manager and majority equity holder of the Holding Company.  In addition, 3,450 shares of Issuer Class A Common Stock are held by Mr. Barr individually (or through retirement accounts for his benefit).  The aggregate shares of Issuer Class A Common Stock held by Mr. Barr do not exceed one percent of the securities of the subject class.  The Holding Company and Mr. Barr disclaim beneficial ownership of any shares of Issuer Class A Common Stock not held of record by them.

Item 5.            Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.            Ownership of  More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Persons
See Exhibits 1 and 2.

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below, each of E.S. Barr & Company, Edward S. Barr and E.S. Barr Holdings, LLC certifies that, to the best of such reporting person’s knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 2012

E.S. Barr & Company

By:  /s/ Edward S. Barr_________________
Edward S. Barr
President

/s/ Edward S. Barr_____________________
                       Edward S. Barr

E.S. Barr Holdings, LLC

By:  /s/ Edward S. Barr_________________
           Edward S. Barr
           Manager

Exhibit 1

As required by Item 7 to Schedule 13G, Edward S. Barr is a control person of E.S. Barr & Company, classified under Item 3 as an investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

Exhibit 2

As required by Item 7 to Schedule 13G, E.S. Barr Holdings, LLC is the parent holding company of E.S. Barr & Company, classified under Item 3 as an investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

Exhibit 3

Joint Filing Agreement

In accordance with § 240.13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A Common Stock of GAMCO INVESTORS, INC., and that this Agreement be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby executed this Agreement this 9th  day of February, 2012.

E.S. Barr & Company

By:  /s/ Edward S. Barr_________________
Edward S. Barr
President

/s/ Edward S. Barr_____________________
                             Edward S. Barr

E.S. Barr Holdings, LLC

By:  /s/ Edward S. Barr_________________
           Edward S. Barr
           Manager